SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2005

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated April 28, 2005 (GRUPO TMM REPORTS FIRST-QUARTER 2005 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the First-Quarter 2005 .

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	312-726-3600
011-525-55-629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner	AT PROA STRUCTURA
Investor Relations	Marco Provencio
011-525-55-629-8725 or 203-247-2420	011-525-55-629-8708
(brad.skinner@tmm.com.mx)	011-525-55-442-4948

(mp@proa.structura.com.mx)

GRUPO TMM REPORTS FIRST-QUARTER 2005
FINANCIAL RESULTS

 •  Equity increased by $156 million from monetization of railroad asset
 •  Total financial obligations reduced by $140 million by mid-May
 •  New contracts with Pemex at Specialized Maritime
 •  Revenue, operating income and operating margin up

(Mexico City, April 28, 2005) – Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “TMM”), a Mexican multi-modal transportation and logistics Company, reported earnings of $2.73 per share for the first quarter of 2005, compared to a loss of $ 0.16 per share a year ago.

TMM reported the following results for the first quarter:
 •  Revenue of $64.5 million, up 16.0 percent from $55.6 million the previous year
 •  Operating income of $1.2 million, up from a loss of $0.06 million a year ago
 •  Operating margin of 1.8 percent, up 1.9 percentage points from last year’s (0.1) percent
 •  Net income after discontinuing operations of $155.8 million, up from a net loss after discontinuing operations of $9.1 million the previous year

TMM also reported a gain on the sale of its interest in Grupo TFM to Kansas City Southern of $176.4 million net of income taxes, improving its shareholder equity by $155.8 million. The Company will also improve its financial performance with the reduction of $140 million of financial obligations in mid-May, resulting in lower interest costs of $14.9 million per year.

José F. Serrano, chairman and CEO of TMM, said, “Our focus over the past several years has been to protect TMM and its stakeholders from the impact of tough economic conditions and an over-leveraged balance sheet. We have taken extraordinary measures to reorganize TMM, including the restructuring of our debt, reducing overhead and selling assets.”

“With the completion of the sale of our interest in Grupo TFM to Kansas City Southern, our entire focus will now be improving the value of the Company for all stakeholders. We are committed to doing what needs to be done to improve our operations, grow our businesses and provide greater value for our investors. As we discussed last quarter, we will continue to focus on reducing overall debt while creating increased cash flow and strong operations for the future of TMM. I believe that the ports, tanker and logistics businesses can produce higher returns and can give the Company solid earnings going forward. This is where we are going to concentrate our efforts.”

Javier Segovia, president of Grupo TMM, commented, “TMM’s balance sheet has improved dramatically through the monetization of our interest in Grupo TFM, which will provide the Company with greater flexibility to focus on opportunities to enhance our operations. With the $200 million of cash proceeds from this transaction, debt will be reduced by $140 million, and we have additionally satisfied the GM Put option as well as outstanding legal and investment banking fees. We are now implementing alternative methods to grow existing TMM businesses and continue to explore other options within our core activities, which will expand our operations in order to exceed interest coverage demands and generate strong operating profits.

“Our Ports, Logistics and Specialized Maritime operations, supply chain logistics solutions, and information platforms provide exceptional value to customers within and to and from Mexico. At Specialized Maritime, we recently participated in and won a bidding process for the short-term chartering of three additional product tankers to Pemex, which will represent an additional $3 million in EBITDA for 2005, and which reinforces TMM’s dominant position in the coastline distribution of Pemex products. We are also expecting resolution on a bid for two additional five-year charter contracts also for Pemex in the next few days. If successful, we anticipate a significant increase in this division’s EBITDA. Pemex has indicated their plans to renew their product tanker fleet through the bid of long-term charters of Mexican flag vessels, and TMM plans to participate in this process. Additionally, we are working to extend our concession for tugboats with SMR for another 10 years at Manzanillo. At Ports, we are exploring a variety of opportunities to develop and expand our operations at the port of Tuxpan. We will provide additional details on all of these potential revenue streams as soon as they are available.”

“Our goals for 2005,” Segovia concluded, “are to shape our new Company for today and tomorrow by managing our interest costs, growing our operations in niches that are unique and profitable, and improving operating profits in excess of our financial obligations.”

SEGMENT RESULTS

Specialized Maritime

In the first quarter, Specialized Maritime reported:
 •  Revenue of $29.9 million, up 4.9 percent from last year’s $28.5 million
 •  Operating income of $3.1 million, down 1.3 percent from a year ago
 •  Operating margin of 10.3 percent, down 0.7 percentage points from the previous year

Revenues in the supply ship segment increased 1.0 percent and gross profit increased 6.2 percent. Parcel tankers revenue improved 1.3 percent, but gross profit in this segment was impacted by higher fuel costs. Product tankers revenue improved by 23.4 percent quarter over quarter.

Ports and Terminals

For the first quarter, Ports and Terminals reported:
 •  Revenue of $8.9 million, up 64.8 percent from last year’s $5.4 million
 •  Operating income of $0.9 million, up from a loss of $0.01 million a year ago
 •  Operating margin of 9.7 percent, up from (0.2) percent the previous year

Total revenues at Acapulco increased by 101.0 percent, or $1.0 million, quarter over quarter, due mainly to an increase in cruise ship calls and auto handling movements. Cruise ship revenues increased 127.0 percent quarter over quarter, with 60 cruise ship calls handled during the first quarter of 2005 compared to 29 calls in the same period of 2004. Acapulco quarter-over-quarter automobile handling revenues improved 36.5 percent. At TMM’s shipping agencies, revenues increased from $0.4 million to $2.3 million, primarily due to greater ship call activity at major ports in Mexico. Additionally, the Company has now begun shipping agency operations at Cozumel and Progreso.

Logistics

In the first quarter, Logistics reported:
 •  Revenue of $25.8 million, up 16.7 percent from last year’s $22.1 million
 •  Operating income of $1.3 million, similar to a year ago
 •  Operating margin of 5.1 percent, down from 5.9 percent the previous year

The logistics division continues to demonstrate program improvements. The Ford Motor Company contract continues to expand, impacting first-quarter costs but allowing for greater revenue expansion and improved operating margins during the remainder of the year. In the dedicated trucking operations, the Company has increased its truck fleet with 55 new over-the-road tractors from Freightliner. This new equipment will substantially improve operating efficiency and reduce maintenance costs. In the yard and terminal management portion of the business, the group has initiated the operation of a warehouse in Monterrey for crossdocking services for Jumex and other customers. The division’s container repair and maintenance business has moved to a new container repair facility in Ensenada, Mexico, doubling its capacity, as port activity continues to expand as more ocean carriers move operations to that site. TMM is currently involved in negotiating an extension of the Volkswagen contract for management of the finished vehicles yard in Puebla. As these negotiations continue, the Company believes that the Volkswagen relationship will be as comprehensive as its current contract with Ford Motor Company.

DIVISIONAL RESULTS (Under Continuing Operations) (All numbers in thousands)

Fourth Quarter 2005

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	8,888	29,930	25,760	(33)	64,545

Costs	6,988	25,904	23,196	(27)	56,061

Gross Result	1,900	4,026	2,564	(6)	8,484

Gross Margin	21.4%	13.5%	10.0%	(18.2%)	13.1%

SG & A (Estimate)	1,036	943	1,246	4,092	7,317

Operating Results	864	3,083	1,318	(4,098)	1,167

Operating Margin	9.7%	10.3%	5.1%	n.a	1.8%

* Fourth Quarter 2004

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	5,367	28,472	22,086	(285)	55,640

Costs	4,513	24,259	19,594	(265)	48,101

Gross Result	854	4,213	2,492	(20)	7,539

Gross Margin	15.9%	14.8%	11.3%	(7.0%)	13.5%

SG & A (Estimate)	865	1,090	1,180	4,460	7,595

Operating Results	(11)	3,123	1,312	(4,480)	(56)

Operating Margin	(0.2%)	11.0%	5.9%	n.a.	(0.1%)

* Discontinued and restated operations

SALE OF TFM
On April 1, 2005, Grupo TMM closed the sale of its interest in Grupo TFM to Kansas City Southern (KCS). The consideration received by TMM totaled approximately $600 million, which included $200 million in cash, $47 million in a two-year, five percent KCS promissory note and 18 million shares of KCS common stock, valued at approximately $353 million. An additional $110 million in a combination of cash, notes and stock will be paid by KCS upon completion of a settlement involving the VAT and Put lawsuits with the Mexican government. As all conditions for the closing of the sale transaction were present at the end of the first quarter, the sale was deemed effective as of March 31.

DEBT REDUCTION
The $200 million in cash proceeds from the sale of the Company’s interest in Grupo TFM were used to pay down the following obligations: 1) approximately $70.5 million in principal and accrued interest of TMM’s securitization program; 2) approximately $34.0 million to satisfy the GM Put Option and applicable taxes and related expenses; 3) approximately $70.0 million that will be used to pay down TMM’s Senior Secured Notes due 2007 on a pro rata basis on May 13, which will consist of approximately $68.0 million in principal amount and $2.0 million in accrued interest; and 4) approximately $25.5 million in related fees and expenses, which consisted of approximately $11 million in legal fees related to the VAT/Put settlement, $10 million in investment banking fees and $4.5 million in other legal fees and general expenses. The remaining outstanding Secured Notes due 2007 after May 13 will be approximately $465 million.

STATUS OF VALUE ADDED TAX (VAT) LAWSUIT AND MEXICAN GOVERNMENT PUT
TMM and KCS have jointly prepared a proposal for settlement of the pending VAT claim and the Put and have submitted the proposal to the Mexican government for review and acceptance. The proposal contemplates, in general terms, that Grupo TFM will acquire the 20 percent of shares of TFM subject to the put option held by the Mexican Government (the “Put”) on a basis that effectively offsets the VAT claim and Put obligation, ending all litigation on these issues. Once settled, the $110 million payment described above from KCS will be made to TMM. As part of the closing of the TFM sale transaction, KCS has assumed all responsibilities associated with the Put obligation.

TMM’s management will discuss earnings and provide a corporate update on Friday, April 29, 2005, at 11:00 a.m. Eastern Time. To participate in the call, please dial 800-240-5318 (domestic) or 303-262-2193 (international) at least five minutes prior to the start of the call. A simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 28214. The Company suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download and install any software required to run the presentation. A replay of the conference call will be available through May 6 at 11:59 p.m. EDT, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 11027817. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 28214.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in KCS; and other new businesses; risks associated with the Company's reorganization and restructuring; the timing of the receipt of any amounts in respect of TFM's pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A. and subsidiaries
*Statement of Income (discontinuing of railroad operations)
- millions of dollars -

	Three months ended
	March 31,
	2005	2004

Revenue from freight and services	64.545	55.640

Cost of freight and services	(54.696)	(46.575)

Depreciation of vessels and operating equipment	(1.365)	(1.526)

	8.484	7.539

Administrative expenses	(7.317)	(7.051)

Corporate reestructuring expenses		(0.544)

Operating income (loss)	1.167	(0.056)

Other (expenses)income - Net	0.057	0.104

Financial (expenses) income - Net	(23.326)	(14.435)

Exchange (loss)gain - Net	(0.173)	0.236

Net financial cost	(23.499)	(14.199)

Loss before taxes	(22.275)	(14.359)

Benefit for taxes	1.129	7.967

Loss before minority interest	(24.146)	(6.392)

Minority interest	(0.838)	(1.134)

Net loss before discontinuing operations	(21.984)	(7.526)

Income (Loss) from discontinuing operations	1.364	(1.614)

Income from disposal discontinuing busioness, net of income taxes	176.412

Net income loss for the period	155.792	(9.140)

Weighted average outstanding shares (millions)	56.963	56.963
Income(Loss)earnings per share (dollars / share)	2.73	(0.16

Outstanding shares at end of period (millions)	56.963	56.963
Income (loss) earnings per share (dollars / share)	2.73	(0.16)

* Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards #5 (IFRS 5) "Non-current assets held for sale and discontinued operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Balance Sheet (discontinuing of railroad operations)
- millions of dollars -

	March 31,	December 31,
	2005	2004

Current assets:
Cash and cash equivalents	44.641	53.148

Accounts receivable
Accounts receivable - Net	38.012	37.396

Other accounts receivable	69.027	62.473

Accounts receivable for sale assets	593.680

Prepaid expenses and others current assets	9.046	8.095

Non current assets clasified as held for sale		2,080.529

Total current assets	754.406	2,241.641

Property, machinery and equipment - Net	74.109	79.242

Other assts	21.4257	30.183

Deferred taxes	40.754	23.900

Total assets	890.694	2,374.966

Current liabilities:
Bank loans and current maturities of long term liabilities	12.784	26.545

Suppliers	26.380	24.453

Other accounts payable and accrued expenses	156.263	89.711

Liabilities directly associated with non-current assets classified as held for sale		1,054.556

Total current liabilities	195.427	1.195.265

Long–term liabilities:
Bank loans and other obligations	498.728	469.449

Other long–term liabilities	69.039	73.586

Total long–term liabilities	567.767	543.035

Total liabilities	763.194	1,738.300

Minority interest	21.068	686.026

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	3.031	(152.761)

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholders’ equity	106.432	(49.360)

Total liabilities and stockholders’ equity	890.694	2,374.966

* Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards #5 (IFRS 5) "Non-current assets held for sale and discontinued operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Statement of Cash Flow (discontinuing of railroad operations)
- millions of dollars -

		March 31,
		2005	2004

Cash flow from operation activities:
Net loss before discontinuing oprations		(21.984)	(7.526)

Charges (credits) to income not affecting resources:
Depreciation & amortization		7.709	3.721

Minority Interest		(0.838)	(1.134)

Deferred income taxest		0.311	0.730

Other non-cash items		5.862	(7.291)

Total non-cash items		13.044	(3.974)

Changes in assets & liabilities		(0.580)	(2.226)

Total adjustments		12.464	(6.200)

Net cash used by operating activities		(9.520)	(13.726)

Cash flow from investing activities:

Proceeds from sales of assets (net)		0.089	0.688

Payments for purchases of assets		(3.256)	(2.623)

Sale of share of subsidiaries		8.092

Net cash (used in) provided by investment activities		4.925)	(1.935)

Cash flow provided by financing activities:

Short-term borrowings (net)		(0.150)	(0.150)

Principal payments under capital lease obligations		(0.025)	(0.022)

(Repurchase) sale of accounts receivable (net)		(4.998)	(3.593)

Repayment of long-term debt		(0.475)	(0.247)

Proceeds from issuance of long-term debt		1.736

Net cash (used in) provided by financing activities		(3.912)	(4.012)

Net (decrease) increase in cash		(8.507)	(19.673)

Cash at beginning of the period		53.148	71.030

Cash at end of the period	0	44,641	51.357

*Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards #5 (IFRS 5) "Non-current assets held for sale and discontinued operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements.

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the First Quarter 2005

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.